EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report dated February 3, 2014, with respect to the consolidated financial statements of Wi-LAN Inc. included in this Annual Report on Form 40-F.

We also consent to incorporation by reference of the above mentioned audit report in Wi-LAN Inc.’s Registration Statement on Form S-8 (333-179407).

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Licensed Public Accountants

Ottawa, Ontario

February 4, 2014